Exhibit 99.3

COOPERATION AGREEMENT

by and between

Ctrip.com International, Ltd.

MIH Internet SEA Private Limited

and

Myriad International Holdings B.V.

Dated as of August 30, 2019

i

COOPERATION AGREEMENT

This COOPERATION AGREEMENT (this “Agreement”) is made and entered into as of August 30, 2019 by and among Ctrip.com International, Ltd., a company incorporated in the Cayman Islands (the “Company”), MIH Internet SEA Private Limited, a limited liability company organized under the laws of Singapore (the “Shareholder”) and Myriad International Holdings B.V., a company organized under the laws of the Netherlands.

W I T N E S S E T H:

WHEREAS, the Company and the Shareholder, among others, entered into a share purchase agreement, dated as of April 26, 2019 (the “Share Purchase Agreement”), pursuant to which, among other things, the Company will issue and deliver to the Shareholder certain Ordinary Shares in exchange for certain Class B convertible ordinary shares, par value US$0.0005 per share, and certain ordinary shares, par value US$0.0005 per share, of MakeMyTrip Limited, a limited liability company organized under the laws of Mauritius; and

WHEREAS, the parties hereto desire to enter into this Agreement to define certain rights and obligations between them with respect to the Company.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATION

Section 1.1          Definitions.  As used in this Agreement, the following terms shall have the following meanings:

“Acceptance Notice” shall have the meaning ascribed to such term in Section 3.3.

“ADS” means an American Depositary Share, representing 0.125 of an Ordinary Share of the Company as of the date of the Share Purchase Agreement.

“Affiliate” means, with respect to any specified Person, any Person that directly or indirectly controls, is controlled by, or is under common control with, such Person.  For purposes of this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any specified Person, means the possession, directly or indirectly, individually or together with any other Person, of the power to direct or to cause the direction of the management and policies of a Person, whether through ownership of voting securities or other interests, by contract or otherwise.  For the avoidance of doubt, the Shareholder and its Affiliates shall not be considered Affiliates of the Company.  For purposes of this Agreement, (i) each of the Chairman of the Board, the Chief Executive Officer of the Company, the Chief Operating Officer of the Company and the Chief Financial Officer of the Company shall be Affiliates of the Company, and (ii) the Shareholder’s Affiliates shall include Naspers Limited, a limited liability company organized under the laws of the Republic of South Africa, and all of its Subsidiaries.

“Agreement” shall have the meaning ascribed to such term in the preamble to this Agreement.

“Anti-Dilution Consideration” shall have the meaning ascribed to such term in Section 3.4.

“Anti-Dilution Right” shall have the meaning ascribed to such term in Section 3.4.

“Anti-Dilution Right Vesting Date” shall have the meaning ascribed to such term in Section 3.4.

“Anti-Dilution Securities” shall have the meaning ascribed to such term in Section 3.4.

“beneficial owner” (including, with correlative meanings, the terms “beneficially own” and “beneficial ownership”) has the meaning ascribed to such term in Rule 13d-3 under the Exchange Act.

“Board” means the board of directors of the Company.

“Business Day” means any day, other than a Saturday or a Sunday, on which commercial banks are not required or authorized to close in New York City, Shanghai, Singapore and Amsterdam.

“Company” shall have the meaning ascribed to such term in the preamble to this Agreement.

“Company Breach” shall have the meaning ascribed to such term in Section 4.2(a).

“Companies Law” means the Companies Law of the Cayman Islands, including any modification, amendment, extension, re-enactment or renewal thereof and any regulations made thereunder.

“Company Rights Agreement” means the Rights Agreement dated as of November 23, 2007 between the Company and the Bank of New York, as amended or restated, as applicable, from time to time.

“Company Sale” means an acquisition by any Person or “group” (as defined in Section 13(d)(3) of the Exchange Act) of any Equity Securities (or beneficial ownership thereof) or assets, including rights or options to acquire such ownership, tender or exchange offer, merger, consolidation, amalgamation, scheme of arrangement, business combination, issuance, recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with or involving the Company or any of its Subsidiaries, in each case as a result of which such Person or “group” would (i) beneficially own securities representing more than fifty percent (50%) of the Ordinary Shares, or Equity Securities of any Subsidiary of the Company that own, directly or indirectly, all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, including upon exercise, exchange or conversion of other securities of the Company, or such Subsidiary beneficially owned by such Person or “group,” or (ii) acquire assets of the Company and its Subsidiaries representing more than fifty percent (50%) of the consolidated revenue or net profit of the Company as reflected in the most recent audited consolidated financial statements of the Company.

“Competitor” means any of the Persons set forth in a schedule separately acknowledged by the Company and the Shareholder, which schedule will be updated from time to time as agreed between the Company and the Shareholder.

“Current Market Price” means the arithmetic average of the volume-weighted average price of an ADS (or an Ordinary Share if at the time the Ordinary Shares are the primary listed and traded Equity Security of the Company) traded on NASDAQ (or such other national securities exchange or automated quotation system on which ADSs or Ordinary Shares are listed, if it is the primary trading market of the Company’s Equity Securities) for the 30 trading days immediately preceding the date of the relevant event.

“Diluting Transaction” shall have the meaning ascribed to such term in Section 3.4.

“Equity Securities” means the ADSs and any shares, share capital, registered capital, ownership interest, equity interest or other equity securities of the Company or any of its Subsidiaries (as the case may be), and any option, warrant, or right to subscribe for, acquire or purchase any of the foregoing, or any other security or instrument convertible into or exercisable or exchangeable for any of the foregoing, or any equity appreciation, phantom equity, equity plans (including all options and other awards of equity securities authorized under equity plans, whether or not issued, granted or vested) or similar rights with respect to the Company or any of its Subsidiaries (as the case may be), or any contract of any kind for the purchase or acquisition from the Company or any of its Subsidiaries (as the case may be) of any of the foregoing, either directly or indirectly.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Governmental Authority” means any federal, national, supranational, state, provincial, local, municipal or other government, any governmental, quasi-governmental, supranational, regulatory or administrative authority (including any governmental division, department, agency, commission, instrumentality, organization, unit or body, political subdivision, and any court or other tribunal) or any self-regulatory organization (including NASDAQ) with competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“ICC Arbitration Rules” means the International Chamber of Commerce Rules of Arbitration.

“Law” means any statute, law, ordinance, regulation, rule, code, order, judgment, writ, injunction, decree or requirement of law (including common law) enacted, issued, promulgated, enforced or entered by a Governmental Authority.

“Memorandum and Articles of Association” means the Memorandum and Articles of Association of the Company, as the same may be amended from time to time.

“MIH B2C” means MIH B2C Holdings B.V., a private limited liability company organized under the laws of The Netherlands.

“Naspers Limited” means Naspers Limited, a limited liability company organized under the laws of the Republic of South Africa.

“Ordinary Shares” means the ordinary Shares of the Company, par value of $0.01 per share.

“Person” means an individual, a corporation, a limited liability company, an association, a partnership, a joint venture, a joint stock company, a trust, an unincorporated organization or a Governmental Authority.

“Right of First Refusal” shall have the meaning ascribed to such term in Section 3.3.

“ROFR Consideration” shall have the meaning ascribed to such term in Section 3.3.

“SEC” means the United States Securities and Exchange Commission.

“Share” means a share in the Company issued subject to and in accordance with the provisions of the Companies Law and the Memorandum and Articles of Association.

“Share Purchase Agreement” shall have the meaning ascribed to such term in the recitals to this Agreement.

“Shareholder” shall have the meaning ascribed to such term in the preamble to this Agreement.

“Shareholder Breach” shall have the meaning ascribed to such term in Section 4.2(a).

“Shareholder Notice” shall have the meaning ascribed to such term in Section 2.2(b).

“Shareholder Purchase Right Shares” means, as of any time, the number of ADSs or Ordinary Shares of the Company equal to 11.0% of the Company’s issued and outstanding share capital on an actual basis as of such time.

“Shareholder Representative” shall have the meaning ascribed to such term in Section 3.1.

“Shareholder Representative Threshold Shareholding” means 3,747,253  Ordinary Shares (including any Ordinary Shares represented by ADSs), subject to equitable adjustment for any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, consolidation, split-up, combination, sub-division, exchange, readjustment or any similar transaction involving the Ordinary Shares or ADSs.

“Shareholder Standstill” shall have the meaning ascribed to such term in Section 2.1.

“Subsidiary” means, as of the relevant date of determination, with respect to any Person (the “subject entity”), (i) any Person (x) more than fifty percent (50%) of whose shares or other interests entitled to vote in the election of directors or (y) more than fifty percent (50%) interest in the profits or capital of such Person are owned directly or indirectly by the subject entity or through one (1) or more Subsidiaries of the subject entity, or (ii) any “variable interest entity” whose financial statements are or are intended to be consolidated with the financial statements of the subject entity for financial reporting purposes in accordance with Generally Accepted Accounting Principles of the United States.

“Transfer Notice” shall have the meaning ascribed to such term in Section 3.3.

Section 1.2          Interpretation and Rules of Construction.  In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)          The words “party” and “parties” shall, unless the context otherwise requires, be construed to mean a party or the parties to this Agreement, and any reference to a party to this Agreement or any other agreement or document contemplated hereby shall include such party’s successors and permitted assigns.

(b)          When a reference is made in this Agreement to an Article, Section or subsection, such reference is to an Article, Section or subsection of this Agreement.

(c)          The headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement.

(d)          Whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.”

(e)          The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.

(f)          All terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein.

(g)          The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

(h)          The use of “or” is not intended to be exclusive unless expressly indicated otherwise.

(i)          The term “US$” means United States Dollars.

(j)          The term “days” shall refer to calendar days.

(k)          The word “will” shall be construed to have the same meaning and effect as the word “shall.”

(l)          A reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued or related to such legislation.

(m)        References herein to any gender include the other gender.

(n)         The parties hereto have each participated in the negotiation and drafting of this Agreement and if any ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in this Agreement or any interim drafts thereof.

ARTICLE II
STANDSTILL

Section 2.1          Standstill.  Subject to Section 2.2, Section 2.3 and Section 2.4, and unless otherwise agreed by both the Shareholder and the Company in writing, the Shareholder covenants and agrees with the Company that, for as long as the Company is in full compliance with Section 3.1 (to the extent then in effect and applicable), the Shareholder shall not, and shall cause its Affiliates not to, directly or indirectly, alone or in concert with others, without the prior written consent of the Company, take any of the actions set forth below (clauses (a) through (e) below, collectively, the “Shareholder Standstill”):

(a)          effect, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or cause or participate in or knowingly assist, or vote in favor of or authorize, or solicit any other Person to effect, offer or propose (whether publicly or otherwise) to effect or participate in (i) any acquisition of any Equity Securities (or beneficial ownership thereof) or material assets of the Company or any of its Subsidiaries, including rights or options to acquire such ownership, (ii) any tender or exchange offer, merger, consolidation, amalgamation, scheme of arrangement, or other business combination involving the Company or any of its Subsidiaries, or (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its Subsidiaries;

(b)          make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” (as such terms are defined in the rules of the SEC) to vote, or seek to advise or influence any Person with respect to the voting of, any voting securities of the Company or any of its Subsidiaries in connection with seeking the removal of any directors on the Board or a change in the size or composition of the Board;

(c)          form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Exchange Act) with any third party in connection with any action contemplated by any of the foregoing;

(d)          act to seek to control, influence or change the management, Board, governing instruments, shareholders, policies or affairs of the Company or any of its Subsidiaries;

(e)          enter into any arrangements with any third party, or finance any third party, with respect to any of the foregoing actions; or

(f)          make any public disclosure inconsistent with clauses (a) through (d), or take any action that would reasonably be expected to require the Company to make any public disclosure with respect to the matters set forth in clauses (a) through (d).

Section 2.2          Exceptions to Standstill.  (a)  Notwithstanding anything in Section 2.1 to the contrary, it shall not be a breach of this Agreement if the Shareholder or its Affiliates:

(i)          acquire Ordinary Shares pursuant to this Agreement or the Share Purchase Agreement;

(ii)         purchase, in whole at any single time or in part at any number of times, from any Person (in the open market, through block trades, or otherwise) or from the Company pursuant to the Anti-Dilution Right, an aggregate number of Ordinary Shares (including Ordinary Shares represented by ADSs) up to holding the Shareholder Purchase Right Shares; provided that the Shareholder or any of its Affiliates, as applicable, shall give the Company written notice of such purchase promptly but in no event later than five (5) Business Days following such purchase (the “Shareholder Notice”) and that each Shareholder Notice shall specify the applicable number and date of ADSs or Ordinary Shares purchased;

(iii)        discuss any matter (including a Company Sale) confidentially with the Company, the Board or any of its members or the Company’s management or exercise voting rights with respect to ADSs or Ordinary Shares on any matter brought before the shareholders of the Company (or the holders of ADSs) in any manner they choose; it being understood, for the avoidance of doubt, that this clause shall not permit the Shareholder or its Affiliates to bring a matter before the shareholders of the Company for a vote if it is otherwise expressly prohibited from doing so under Section 2.1;

(iv)        discuss any matter (including a Company Sale) confidentially with its Shareholder Representative;

(v)         discuss any matter (including a Company Sale) confidentially with its directors, officers, employees, financial advisors, legal counsel or other advisors;

(vi)        subject to the restrictions set forth in Section 3.3 of this Agreement, effect, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or cause or participate in or knowingly assist, or vote in favor of or authorize, or solicit any other Person to effect, offer or propose (whether publicly or otherwise) to effect or participate in any disposition or sale of any Equity Securities (or beneficial ownership thereof);

(vii)       designate any Shareholder Representative pursuant to Section 3.1 or remove any Shareholder Representative designated pursuant to Section 3.1;

(viii)      acquire Equity Securities solely as a result of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, consolidation, split-up, combination, sub-division, exchange, readjustment or any similar transaction involving the Ordinary Shares (including Ordinary Shares represented by ADSs), up to holding the Shareholder Purchase Right Shares;

(ix)        acquire Equity Securities solely in connection with the reinvestment of dividends or distributions (regular or otherwise) paid on any Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by the Shareholder or its Affiliates, up to holding the Shareholder Purchase Right Shares; or

(x)         make any public announcement, filing or disclosure required by Law or the regulations or policies of any securities exchange or other similar regulatory body.

(b)          The Company hereby acknowledges and agrees that any Ordinary Shares (including Ordinary Shares represented by ADSs) acquired by the Shareholder or its Affiliates pursuant to the Share Purchase Agreement or pursuant to Sections 2.2(a)(ii), 2.2(a)(viii) and 2.2(a)(ix) of this Agreement, in each case up to holding the Shareholder Purchase Right Shares, shall not result in the Shareholder or its Affiliates becoming an “acquiring person” or similar designation, or otherwise having their rights to acquire ADSs or Ordinary Shares limited in any way, under any “stockholder rights plan,” “poison pill,” or other comparable plan or arrangement of the Company, or any amendment or modification thereof, in effect as of the date of this Agreement or that may be adopted in the future, including, for the avoidance of doubt, the Company Rights Agreement.

Section 2.3          Suspension of Standstill.  Notwithstanding anything in this Agreement to the contrary, the provisions of Section 2.1 shall be suspended if:

(a)         any Person or “group” (as defined in Section 13(d)(3) of the Exchange Act) other than the Shareholder and its Affiliates: (i) executes a definitive agreement with the Company providing for (or the Board approves) a transaction or series of related transactions involving a Company Sale, provided that Section 2.1 will be reinstated if the Company publicly states that any such process has been irrevocably terminated (but only if neither the Shareholder nor any of its Affiliates nor any other Person have publicly proposed a separate, bona fide Company Sale prior to such termination, but only for so long as such proposal by the Shareholder, its Affiliates or such other Person has not been withdrawn or terminated); (ii) commences, or announces an intention to commence, a tender offer or exchange offer that, if consummated, would result in the acquisition of beneficial ownership of more than fifty percent (50%) of the Company’s issued and outstanding voting securities and, in the case of this clause (ii), the Board recommends, or publicly discloses an intention to recommend, that the Company’s shareholders tender their Shares into such offer or fails to recommend against its shareholders tendering their Shares into such offer within ten (10) Business Days after the commencement of such offer or at any time thereafter at which it publicly takes a position with respect to such offer, provided that Section 2.1 will be reinstated if any such tender offer or exchange offer is irrevocably withdrawn or terminated (but only if neither the Shareholder nor any of its Affiliates nor any other Person have publicly proposed a bona fide Company Sale prior to such withdrawal or termination, but only for so long as such proposal by the Shareholder, any of its Affiliates or such other

Person has not been withdrawn or terminated); or (iii) commences any “solicitation” of “proxies” (as such terms are defined in the rules of the SEC) to elect or remove a majority of the Board; provided that Section 2.1 will be reinstated if any such solicitation is irrevocably terminated (but only if neither the Shareholder nor any of its Affiliates nor any other Person has publicly proposed a bona fide Company Sale prior to such termination, but only for so long as such proposal by the Shareholder, any of its Affiliates or such other Person has not been withdrawn or terminated); or

(b)         the Company publicly discloses that it has authorized a process for the solicitation of offers or indications of interest with respect to a Company Sale, and fails to invite the Shareholder to participate in the process on substantially the same terms as apply to other participants; provided that Section 2.1 will be reinstated if the Company publicly states that any such process has been irrevocably terminated (but only if neither the Shareholder nor any of its Affiliates nor any other Person has publicly proposed a bona fide Company Sale prior to such termination, but only for so long as such proposal by the Shareholder, any of its Affiliates or such other Person has not been withdrawn or terminated).

Section 2.4          Essential Consideration.  The parties hereto acknowledge and agree that the rights and obligations of the parties hereunder, including the Shareholder Standstill, are given in consideration for the rights and obligations undertaken under the Share Purchase Agreement, and without limiting the generality of the foregoing, constitute essential and integral consideration to the parties for their execution of the Share Purchase Agreement.

ARTICLE III
ADDITIONAL AGREEMENTS

Section 3.1          Shareholder Representative.  (a)  The Shareholder shall have the right, exercisable by delivering notice to the Company, to designate one individual to attend all meetings of the Board in a non-voting, observer capacity (the “Shareholder Representative”) for so long as (i) the Shareholder and its Affiliates beneficially own in the aggregate at least the Shareholder Representative Threshold Shareholding in the Company, and (ii) the Shareholder and its Affiliates comply in all material respects with the provisions of Sections 2.1 (Standstill), 3.2 (Investment Restrictions) and 3.3 (Transfer Restrictions).

(b)         The Company shall (i) provide to the Shareholder Representative notice of all Board meetings and a copy of all materials provided to the members of the Board in their capacity as such at the same time such materials are provided to the members of the Board, and (ii) take reasonable measures to facilitate the Shareholder Representative’s attendance of any such meeting in accordance with this Section 3.1(b); provided, that, notwithstanding any other provision of this Section 3.1, (A) the Shareholder Representative shall agree to hold in confidence all information provided (provided that the Shareholder Representative shall not be restricted in any confidential communications or discussions with or the confidential provision of information to the Shareholder and its Affiliates and their respective directors, officers, employees, accountants, agents, counsel and other representatives), (B) such Shareholder Representative, the Shareholder and its Affiliates shall, in each case to the sole extent that (x) the Shareholder is entitled to designate and has designated the Shareholder Representative pursuant to Section 3.1(a) and (y) such Shareholder Representative has all the rights and benefits under this Agreement, be subject to the Company’s insider trading policies and procedures and shall sign an acknowledgement form stating the agreement to comply with such policies and procedures (it being understood that such insider trading policies and procedures shall not restrict the Shareholder or its Affiliates from purchasing ADSs or Ordinary Shares during any “blackout” or similar non-trading period if such purchases are made pursuant to a purchase plan established in accordance with Rule 10b5-1 of the Exchange Act) and (C) the Shareholder Representative may be excluded from all or a portion of any meeting or from receiving all or a portion of any materials provided to the member of the Board (x) to the extent that the presence of the Shareholder Representative at such meeting or any portion thereof or the receipt by the Shareholder Representative of such materials or any portion thereof, as the case may be, could reasonably be expected to result in, based on the advice of the Company’s external counsel, the loss of attorney-client privilege in relation to the Company, its Subsidiaries or its Affiliates, or (y) to the extent the subject matter to be discussed at the meeting concerns (1) the Company’s rights under agreements with the Shareholder or its Affiliates or (2) matters related to business competition between the Company or its Subsidiaries, on the one hand, and the Shareholder or its Affiliates, on the other hand; it being understood that the Shareholder Representative shall not constitute a member of the Board and shall not be entitled to vote on, or consent to, any matters presented to the Board. For the avoidance of doubt, subject to the first sentence of this Section 3.1(b), in the event that any regular or special meeting of the Board is convened, the Company shall be deemed to be in full compliance with the provisions of this Section 3.1(b), if the Shareholder Representative is given notice in the same form and manner as, and a copy of the same materials as and when provided to, the members of the Board and the Company takes reasonable measures to facilitate the Shareholder Representative’s attendance of any such meeting in accordance with this Section 3.1(b).

(c)          The Company acknowledges and agrees that the Shareholder Representative shall not, acting solely in the capacity of an observer of the Board and in compliance with this Section 3.2, owe to the Company any fiduciary duty.

Section 3.2          Investment Restrictions.  Unless otherwise agreed by both the Shareholder and the Company in writing, the Shareholder covenants and agrees with the Company that for as long as the Company is in full compliance with, and the Shareholder has the right to designate the Shareholder Representative in accordance with, Section 3.1 (to the extent then in effect and applicable), the Shareholder shall not, and shall cause its Affiliates not to: (i) effect, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or cause or participate in or assist any other Person to effect, offer or propose (whether publicly or otherwise) to effect or participate in (A) any acquisition of any securities (or beneficial ownership thereof) or assets of any Competitor, including rights or options to acquire such ownership, (B) any tender or exchange offer, merger, consolidation, amalgamation, scheme of arrangement, or other business combination with any Competitor, or (C) any recapitalization, restructuring, liquidation, dissolution or other similar transaction with respect to any Competitor; (ii) form any partnership, joint venture or other business entities with any Competitor; or (iii) take any action that would have the effect of any of the transactions described in clause (i) or (ii) above; except that (x) Naspers Limited may, directly or indirectly through its Affiliates, acquire securities (or beneficial ownership thereof) of Meituan and its Affiliates for cash consideration in the aggregate of no more than US$100,000,000 without obtaining any influence on, or information access to, Meituan’s board of directors, and (y) Naspers Limited may, indirectly through a passive investee company over whose investment decision Naspers Limited has no control or influence, acquire securities (or beneficial ownership thereof) of Meituan and its Affiliates. For the avoidance of doubt and without limiting the generality of Section 4.2(a)(ii), this Agreement may be terminated by the Company immediately in its entirety if the Shareholder or any of its Affiliates fails to comply in any material respect with this Section 3.2.

Section 3.3          Transfer Restrictions.  If the Shareholder or any of its Affiliates proposes to transfer, directly or indirectly, any Ordinary Shares to any Competitor (except (i) in capital markets transactions of Equity Securities of the Company where any Competitor participates without the Shareholder’s or any of its Affiliates’ knowledge or (ii) in tender or exchange offers, acquisitions or other business combination transactions where all the Company’s shareholders have the right to participate on the same terms and conditions as the Shareholder), the Shareholder shall promptly give the Company a written notice of the Shareholder’s intention to make the transfer (the “Transfer Notice”), which shall include (A) a description of the Ordinary Shares subject to the transfer, (B) the identity of the Competitor and (C) the consideration (the “ROFR Consideration”) and other material terms and conditions upon which the proposed transfer is to be made.  The Company may exercise its right of first refusal under this Section 3.3 (the “Right of First Refusal”) by delivering to the Shareholder an irrevocable written notice (the “Acceptance Notice”) within ten (10) Business Days after its receipt of the Transfer Notice to acquire all, but not less than all, of the Ordinary Shares subject to the transfer at the same price (payable entirely in cash as described below) and subject to the same terms and conditions as described in the Transfer Notice; provided that if the aggregate value of such ROFR Consideration exceeds an amount separately acknowledged by the Shareholder and the Company (the “Cap Price”), then the Company may exercise its Right of First Refusal at the Cap Price and otherwise subject to the same terms and conditions described in the Transfer Notice.  The Company shall pay the ROFR Consideration or the Cap Price, as applicable, entirely in cash.  If all or any portion of the ROFR Consideration is payable other than in cash, the cash price payable by the Company shall be determined based on the cash-equivalent value of any non-cash consideration as determined reasonably and in good faith by the board of directors of the Shareholder and agreed by the Company.  If the Company exercises its Right of First Refusal, such transaction shall be consummated as soon as reasonably practicable after the delivery of the Acceptance Notice.  If and to the extent that the Company fails to exercise its Right of First Refusal timely or, at all, the Shareholder or its Affiliate may then proceed with the transfer of Ordinary Shares to the Competitor on terms and conditions no more favorable to the Competitor than those set forth in the Transfer Notice.

Section 3.4          Anti-Dilution Right.  Notwithstanding anything to the contrary herein, if at any time after the date on which the Shareholder notifies the Company in writing that the Shareholder and its Affiliates beneficially own a number of Ordinary Shares (including Ordinary Shares represented by ADSs) of the Company equal to or greater than 10.7% of the Company’s issued and outstanding share capital on an actual basis (the “Anti-Dilution Right Vesting Date”), the Company proposes to sell, offer or issue any new Equity Securities in a Diluting Transaction (as defined below), the Shareholder and its Affiliates holding Ordinary Shares (including Ordinary Shares represented by ADSs) shall have a right (the “Anti-Dilution Right”) to purchase, in the aggregate, for the Anti-Dilution Consideration (as defined below), a number of Equity Securities (“Anti-Dilution Securities”) such that the Shareholder’s and its Affiliates’ aggregate percentage ownership in the Company’s issued and outstanding share capital on an actual basis giving pro forma effect to any such sale, offer or issuance shall be equal to 10.0%.  For the purposes hereof, “Diluting Transaction” means any one or a series of transactions within the same scheme involving the sale, offer or issuance of Equity Securities that would, giving effect on a pro forma basis to such transactions, reduce the aggregate percentage ownership of Ordinary Shares (including

Ordinary Shares represented by ADSs) beneficially owned by the Shareholder and its Affiliates to an amount less than 10.0% of the Company’s issued and outstanding share capital on an actual basis.  For the avoidance of doubt, the Anti-Dilution Right in this Section 3.4 shall not apply to  any sale, offer or issuance of Equity Securities (i) to employees, officers or consultants pursuant to any employee benefit plan, employee stock option plan or similar share-based plan of the Company, (ii) in connection with any exercise of conversion rights by any Person holding any convertible securities of the Company, (iii) in connection with any share split, share dividend or any subdivision of Ordinary Shares or other similar event in which all the Shareholders are entitled to participate on a pro rata basis, or (iv) any securities issued pursuant to any transaction or any series of transactions that constitute a Company Sale.  The Shareholder’s and its Affiliates’ percentage ownership, for purposes of any relevant event, shall be the percentage equivalent of a fraction, the numerator of which shall be the aggregate number of Ordinary Shares and Ordinary Shares represented by ADSs held by the Shareholder and its Affiliates immediately prior to the date of such event and the denominator of which shall be the total number of Ordinary Shares outstanding immediately prior to the date of such event.  For the purposes hereof, “Anti-Dilution Consideration” means an amount equal to (i) the Current Market Price as of the trading day preceding the date of such Diluting Transaction multiplied by (ii) the number of Anti-Dilution Securities (determined on an ADS-equivalent basis if at the time ADSs are the primary listed and traded Equity Security of the Company based on the then applicable ratio of ADSs to Ordinary Shares, which on the date of this Agreement is eight to one (8:1)). The Company shall provide the Shareholder, on a quarterly basis upon written request of the Shareholder, with such information regarding the Company’s issued and outstanding share capital on an actual basis or on a fully-diluted basis, as described in the written request of the Shareholder.  After the date on which the Shareholder notifies the Company in writing that the Shareholder and its Affiliates beneficially own a number of Ordinary Shares (including Ordinary Shares represented by ADSs) equal to or greater than 10.0% of the Company’s issued and outstanding share capital on an actual basis, the Company will notify the Shareholder as promptly as reasonably practicable of any transaction involving the sale, offer or issuance of Equity Securities that would, giving effect on a pro forma basis to such transaction, reduce the aggregate percentage ownership of Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by the Shareholder and its Affiliates.  The Shareholder also agrees to notify the Company from time to time and promptly upon any change of its beneficial ownership of Ordinary Shares (including Ordinary Shares represented by ADSs).

Section 3.5          Company Rights Agreement.  The Company acknowledges and agrees that it shall not, and shall cause the Rights Agent (as such term is defined in the Company Rights Agreement) not to, supplement or amend in any way the definition of Exempt Person therein insofar as it relates to Naspers Limited, the Shareholder or any of their respective Subsidiaries (as such term is defined in the Company Rights Agreement), in any way that would change or would reasonably be expected to adversely affect their status as Exempt Persons, in any case without prior written consent of MIH B2C, unless and until this Agreement is terminated by the Company pursuant to Section 4.2.  For the avoidance of doubt, the Company has the right, but not the obligation to, and to cause the Rights Agent to, supplement or amend the Company Rights Agreement for any reason that does not relate to supplementing or amending the definition of Exempt Person therein insofar as it relates to Naspers Limited, the Shareholder or any of their respective Subsidiaries in any way that would change or would reasonably be expected to adversely affect their status as Exempt Persons.

ARTICLE IV
MISCELLANEOUS

Section 4.1          Termination of Standstill.  The Shareholder Standstill shall terminate automatically upon the earliest to occur of:

(a)         the consummation of any Company Sale; or

(b)         the mutual written consent of the Company and the Shareholder.

For the avoidance of doubt, the termination of the Shareholder Standstill in accordance with this Section 4.1 will not automatically terminate this Agreement.

Section 4.2          Termination of Agreement.

(a)          This Agreement may be terminated immediately in its entirety (i) by the Company, if the Shareholder and its Affiliates, in the aggregate, beneficially own such number of Ordinary Shares (including Ordinary Shares represented by ADSs) that is less than the Shareholder Representative Threshold Shareholding; (ii) by the Company, if the Shareholder or any of its Affiliates fail to comply in any material respect with (A) Section 3.2 or Section 3.3 or (B) any other provision of this Agreement, if the Company notifies the Shareholder in writing of the Shareholder’s or its Affiliates’ failure to comply in any material respect with such other provisions of this Agreement (a “Shareholder Breach”) and the Shareholder or its Affiliates, as applicable, fail to cure in all material respects such Shareholder Breach within twenty (20) days following receipt of such notice; or (iii) by the Shareholder, if the Shareholder notifies the Company in writing of the Company’s failure to comply in any material respect with the provisions of this Agreement (a “Company Breach”) and the Company fails to cure such Company Breach in all material respects within twenty (20) days following receipt of such notice.

(b)         This Agreement shall terminate in its entirety upon the mutual written consent of the Company and the Shareholder.

(c)         This Agreement shall be of no further force or effect upon termination pursuant to this Section 4.2.

(d)         Notwithstanding the foregoing provisions of this Section 4.2, Article IV shall survive the termination of this Agreement indefinitely.

Section 4.3          Effectiveness.  This Agreement shall become effective on the date hereof and shall continue to be effective until being terminated pursuant to Section 4.2.

Section 4.4          Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed duly given, made or received (a) on the date of delivery if delivered in person, (b) on the date of confirmation of receipt of transmission by facsimile or other form of electronic delivery (provided that confirmation of transmission is mechanically or electronically generated and kept on file by the sending party) or (c) three (3) Business Days after deposit with an internationally recognized express courier service to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 4.4):

If to the Company, to:

968 Jin Zhong Road
Shanghai 200335
People’s Republic of China
Tel: +(8621) 3406-4880
Fax: +(8621) 5251-0000
Attention: Chief Financial Officer

with copies to:

Skadden, Arps, Slate, Meagher & Flom
42/F, Edinburgh Tower, The Landmark
15 Queen’s Road Central
Hong Kong
Attention: Z. Julie Gao, Esq.
Facsimile: +852 3740 4727

and:

Skadden, Arps, Slate, Meagher & Flom LLP
Jing’an Kerry Centre, Tower II
46th Floor
1539 Nanjing West Road
Shanghai, the People’s Republic of China
Attention: Haiping Li, Esq.
Facsimile: +852 3910 4835

If to the Shareholder, to:

MIH Internet Sea Private Limited
Taurusavenue 105
2132LS, Hoofddorp
The Netherlands
Attention:  The General Counsel, Naspers Limited
Email:  david.tudor@naspers.com

with copies to:

Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019-7475
Attention:	David Mercado, Esq.
Facsimile:	(212) 474-3700

and:

Wayne Benn by email at wbenn@naspers.com

Section 4.5          Public Disclosure.  Except as provided in the Share Purchase Agreement, none of the parties nor their respective Affiliates shall issue or cause the publication of this Agreement or any press release or other public announcement or communication with respect to the transactions contemplated hereby except to the extent a party’s counsel deems such disclosure necessary in order to comply with any Law or the regulations or policies of any securities exchange or other similar regulatory body (in which case the disclosing party shall give the other parties notice as promptly as is reasonably practicable of any required disclosure to the extent permitted by applicable Law), shall limit such disclosure to the information required to comply with such Law or regulations, and if reasonably practicable, shall consult with the other party hereto regarding such disclosure and give good faith consideration to any suggested changes to such disclosure from the other parties.

Section 4.6          Amendment.  Any provision of this Agreement may be amended if, but only if, such amendment is in writing and is duly executed and delivered by or on behalf of each of the parties hereto.

Section 4.7          Waiver and Extension.  Any party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto or (c) waive compliance with any of the agreements of the other party or conditions to such party’s obligations contained herein.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby.  No waiver of any representation, warranty, agreement, condition or obligation granted pursuant to this Section 4.7 or otherwise in accordance with this Agreement shall be construed as a waiver of any prior or subsequent breach of such representation, warranty, agreement, condition or obligation or any other representation, warranty, agreement, condition or obligation and no waiver of any condition granted pursuant to this Section 4.7 or otherwise in accordance with this Agreement shall be construed as a waiver of any representation, warranty, agreement or covenant to which such condition relates.  The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

Section 4.8          Fees and Expenses.  Each party hereto shall pay all of its own fees and expenses (including attorneys’ fees) incurred in connection with this Agreement and the transactions contemplated hereby.

Section 4.9          Assignment.  This Agreement and the rights and obligations of the parties hereunder may not be assigned by any party hereto without the written consent of the other party hereto.  Any assignment in violation of this Section 4.9 shall be null and void.

Section 4.10        No Third-Party Beneficiaries.  This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever.

Section 4.11         Governing Law; Arbitration.

(a)          This Agreement and disputes relating hereto (whether for breach of contract, tortious conduct or otherwise) shall be governed by, and construed in accordance with, the Laws of the State of New York, without reference to its conflicts of law principles.

(b)          For any dispute arising out of or in connection with this Agreement or the transactions contemplated hereby, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration under the ICC Arbitration Rules, which are deemed to be incorporated by reference into this clause.

(i)          The number of arbitrators shall be three.

(ii)         The seat, or legal place, of arbitration shall be New York, New York.

(iii)        The language to be used in the arbitral proceedings shall be English.

(iv)        Without prejudice to any party’s right to seek emergency, conservatory or interim measures of relief in any arbitral proceeding initiated in accordance with the ICC Arbitration Rules, any party may apply at any time to a court of competent jurisdiction for interim or emergency relief, including conservatory measures of protection or a preliminary injunction.

Section 4.12          Entire Agreement.  Unless the parties hereto specifically agree otherwise, this Agreement and the Share Purchase Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties or their Subsidiaries and Affiliates with respect to the subject matter of this Agreement.

Section 4.13          Severability.  If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced under any applicable Law or any Governmental Order, such term or other provision shall be excluded from this Agreement and all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to either party hereto.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Company and Shareholder shall negotiate together in good faith to modify this Agreement so as to effect the original intent of both the Company and Shareholder as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

Section 4.14          Counterparts.  This Agreement may be signed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 4.15          Specific Performance.  The parties hereto acknowledge and agree that irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine if any of the provisions of this Agreement are not performed in accordance with their specific terms.  Accordingly, in addition to any other right or remedy to which a party hereto may be entitled, at law or in equity, such party shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other undertaking.

Section 4.16        Further Assurances.  Each of the Company and the Shareholder agrees to, and the Shareholder agrees to cause its Affiliates to, execute and deliver, upon the written request of any other party, any and all such further instruments and documents as are reasonably necessary or appropriate for the purpose of obtaining the full benefits of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Jane Jie Sun
	Name:	Jane Jie Sun
	Capacity:	Director

MIH INTERNET SEA PRIVATE LIMITED

By:	/s/ Beke Annamaria
	Name:	Beke Annamaria
	Capacity:	Director

ACKNOWLEDGED AND AGREED TO:

MYRIAD INTERNATIONAL HOLDINGS B.V.

By:	/s/ Serge de Reus
	Name:	Serge de Reus
	Capacity:	Authorized representative

(Myriad International Holdings B.V. is signing this Agreement for the purpose of agreeing to be bound by the terms and conditions contained herein)

[Signature Page to the Cooperation Agreement]